FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to the Annual Report of
REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which registration	Names of exchanges on which
Title of Issue (1)	is effective	registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note
     The purpose of this Amendment No. 1 to the annual report of the Republic of Hungary (the “Republic”) for the fiscal year ended December 31, 2008 (the “Annual Report”) is to correct certain typographical errors on pages 80-81 of Exhibit 99.D to the Annual Report. Specifically:
     (1) the original contract amounts of the Republic’s external funded Euro debt in the last four lines of Item 2.f on page 80 should have the parentheses removed around such numbers;
     (2) the original contract amounts of the Republic’s external funded Swiss Franc debt in the first four lines of Item 5.b on page 81 should have the parentheses added around such numbers;
     (3) the currency denomination of the principal amount outstanding of the Republic’s external funded Swiss Franc debt in the first four lines of Item 5.b on page 81 should be in Swiss Francs, not in Euros; and;
     (4) an additional line should be inserted after the fourth line in Item 5.b on page 81 to indicate a total amount of Swiss Franc swap arrangements in the amount of CHF(350,000,000).
     Except for correction of these typographical errors, there are no other changes to the disclosures contained in the Annual Report.
     This Amendment No. 1 to the Annual Report of the Republic comprises:
(1)	Pages numbered 1 to 3, consecutively.

(2)	The following exhibit:

Exhibit 99.D — Amended and Restated Description of the Republic dated October 5, 2009.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on October 22, 2009.

REPUBLIC OF HUNGARY
By:	/s/ Ferenc Szarvas
	Name:	Ferenc Szarvas
	Title:	Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit	Description

24.1	Power of Attorney dated October 5, 2009.*

99.D	Amended and Restated Description of the Republic dated October 5, 2009.

*	Incorporated by reference from the Annual Report on Form 18-K filed on October 6, 2009, file No. 033-49294-01.